Exhibit 12.1

TRANSDIGM GROUP INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Fiscal Years Ended September 30,					Thirty-Nine Week Period Ended
	2012	2011	2010	2009	2008	June 29, 2013	June 30, 2012
Earnings:
Total earnings from continuing operations	324,969	152,225	163,445	162,902	133,126	218,762	237,103
Income tax provision	162,900	77,200	87,390	88,100	73,476	105,200	114,500

Pre Tax Earnings	487,869	229,425	250,835	251,002	206,602	323,962	351,603
Fixed charges:
Interest charges	211,906	185,256	112,234	84,398	92,677	189,439	156,754
Interest factor of operating rents (1)	2,602	1,959	1,398	1,095	1,052	2,092	1,882

Total fixed charges	214,508	187,215	113,632	85,493	93,729	191,531	158,636
Earnings as adjusted	702,377	416,640	364,467	336,495	300,331	515,493	510,239
Ratio of earnings to fixed charges	3.3	2.2	3.2	3.9	3.2	2.7	3.2

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consists of interest expense, amortization of debt issue costs and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.